Exhibit 99.1

MEDIA CONTACTS:
Biogen Idec Pete Smith Ph +44 1628 501 024	Elan Jonathan Birt Ph: +1 212 850 5664 Elizabeth Headon Ph: +353 1 498 0300
INVESTOR CONTACTS:
Biogen Idec Eric Hoffman Ph: +1 617 679 2812	Elan Chris Burns Ph: +353 1 709 4444 +1 800 252 3526

NICE RECOMMENDS TYSABRI® FOR USE IN HIGHLY ACTIVE
RELAPSING REMITTING MULTIPLE SCLEROSIS

Final Guidance Issued on First MS Treatment Recommended by NICE

Maidenhead, United Kingdom and Dublin, Ireland – 22 August 2007– Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) welcome final guidance announced today by the National Institute for Health and Clinical Excellence (NICE) recommending use of TYSABRI® (natalizumab) in people with highly active relapsing remitting multiple sclerosis (RRMS).  TYSABRI is the first treatment for multiple sclerosis to be recommended for use by NICE.

“This is an important decision that offers to transform the lives of people with highly active relapsing remitting multiple sclerosis by delaying the progression of their disease, thereby allowing them to enjoy a more active and fulfilled life,” commented Professor Gavin Giovannoni, The Royal London Hospital. “Following today’s NICE guidance, our priority now must be to ensure that those patients with the most highly active form of MS have access to this treatment.”

Following a positive NICE decision, there is a legal requirement for funding to be put in place to cover treatment within three months of the recommendation.  In addition, clinicians are required to take the NICE guidance into account when reaching decisions about appropriate care for patients.

Highly active RRMS (defined in the NICE final guidance as two or more disabling relapses in one year and an active MRI scan) has a devastating effect on the lives of the individual and their families. These patients experience more relapses and will become disabled more quickly than those people with typical RRMS.  Disability often means that these patients are unable to work, adversely affecting their families as well.

TYSABRI is the first treatment to be specifically licensed for highly active RRMS. Over two years, treatment with TYSBARI for highly active RRMS, defined as those with two or more relapses and MRI activity, leads to a 64% reduction in the risk of disability progression and an 81% reduction in annualised relapse rate compared with placebo.1

As of mid-July 2007, approximately 14,000 MS patients worldwide are currently receiving therapy with TYSABRI, either in the commercial setting or in clinical trials.

Guidance on the use of TYSABRI has been issued through the NICE Single Technology Appraisal (STA) process, which is designed to produce guidance more quickly on life-saving drugs that have already been licensed and on new medicines close to when they first become available.

About TYSABRI (natalizumab)
TYSABRI is a treatment approved for relapsing forms of multiple sclerosis (MS) in the US and relapsing-remitting MS in the European Union.  According to data that have been published in the New England Journal of Medicine, after two years, TYSABRI treatment led to a 68% relative reduction (p<0.001) in the annualised relapse rate compared to placebo and reduced the relative risk of disability progression by 54% (p<0.001).

TYSABRI use has been associated with an increased risk of progressive multifocal leukoencephalopathy (PML), an opportunistic viral infection of the brain that usually leads to death or severe disability. Other serious adverse events that have occurred in TYSABRI-treated patients included hypersensitivity reactions (e.g., anaphylaxis) and infections. Serious opportunistic and other atypical infections have been observed in TYSABRI-treated patients, some of whom were receiving concurrent immunosuppressants in MS trials. Herpes infections were slightly more common in patients treated with TYSABRI. The rate and nature of other infections was similar to placebo. Common adverse events reported in TYSABRI-treated patients include headache, fatigue, rash, infusion reactions, urinary tract infections, joint and limb pain.

In addition to the European Union and the United States, TYSABRI is approved in Switzerland, Canada, Australia and Israel. TYSABRI was discovered by Elan and is co-developed with Biogen Idec.

About Biogen Idec
Biogen Idec creates new standards of care in therapeutic areas with high unmet medical needs.  Founded in 1978, Biogen Idec is a global leader in the discovery, development, manufacturing, and commercialization of innovative therapies.  Patients in more than 90 countries benefit from Biogen Idec's significant products that address diseases such as lymphoma, multiple sclerosis, and rheumatoid arthritis.  For product labeling, press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward looking statements regarding TYSABRI that are subject to risks and uncertainties that could cause actual results to differ materially from that which we expect.  Important factors that could cause our actual results to differ include the possibility that our competitors may offer treatment options that gain greater acceptance than TYSABRI, regulatory and safety risks of TYSABRI, and the other risks and uncertainties that are described in the periodic and current reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission, including the "Risk Factors" sections of such filings.  These forward looking statements speak only as of the date of this press release, and the companies do not undertake any obligation to update any forward looking statements, whether as a result of new information, future events, or otherwise.

Reference:
1.            EPAR, p 37. NICE FAD

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